UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                May 10, 2018

  By E-Mail
  Robert Leclerc, Esq.
  King & Spalding LLP
  1185 Avenue of the Americas
  New York, NY 10036

          Re:      Xerox Corporation
                   Soliciting Material filed pursuant to Rule 14a-12 on May 4 and 7, 2018
                   Filed by Darwin Deason, et al.
                   File No. 001-04471

  Dear Mr. Leclerc:

          The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing your responses and any amendment you may file in response to these comments, we may have additional comments.

  Soliciting Material Filed Pursuant to Rule 14a-12 on May 4, 2018

  Exhibit 2

      1. You must avoid making statements that directly or indirectly impugn the character, integrity or personal reputation of other persons or make charges of illegal, improper or immoral conduct without factual foundation. Refer to Rule 14a-9. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for each such assertion must be reasonable.

                Xerox Board commits additional intentional breaches of fiduciary duties.

                Xerox Board is pursuing their own brazen self-interest.

      2. Disclosure states that "[o]ver the next few months, we intend to see that "massively conflicted" Jeff Jacobson..." Similar disclosure can be found in your soliciting material filed pursuant to Rule 14a-12 on May 7, 2018. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for
 Robert Leclerc, Esq.
King & Spalding LLP
May 10, 2018
Page 2

       each such opinion or belief. In future filings, statements such as this should be characterized as a belief, supported by facts, or avoided.

Soliciting Material Filed Pursuant to Rule 14a-12 on May 7, 2018

Exhibit 1

   3. See comment 1 above. Provide us supplementally, or disclose, the factual foundation for the following assertion: When referring to the Xerox Board, you state that it entered into the deal with Fuji to further their own personal interests.

   4. See comment 2 above. In future filings, the following statement or types of statements should be characterized as a belief, supported by facts, or avoided:
"This means that the
      lame duck board may no longer deny shareholders..."

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Bryan Hough, Attorney-Advisor, at (202) 551-8625 or me
at (202) 551-3263.

                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions